VIA EDGAR AND FACSIMILE

October 26, 2005

Mr. Jay Webb, Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      RE: Electro-Sensors, Inc., Form 10-KSB for Fiscal Year Ended December 31, 2004
      File No. 000-09587

Dear Mr. Webb:

        This letter is being filed to respond on behalf of Electro-Sensors, Inc., a Minnesota corporation, (the “Company”), to the additional comments raised by your letter dated October 19, 2005 regarding the above-referenced filing, as amended. For ease of reference, we have included your comments below, followed by the Company’s response to such comments.

Form 10-KSB/A filed July 12, 2005

        1.     SEC Comment: Please refer to previous comment 3. We note your response to our comment and the subsequent amendment filed to your Form 10-KSB. However, any amendment filed must contain the complete text of the item being amended. Because the financial statements and auditor’s report are filed under one item in a Form 10-KSB, a change to the auditor’s report requires resubmission of the entire Item 7. Accordingly, please amend this filing to provide the complete Item 7, inclusive of the corrected auditor’s opinion for the year ended December 31, 2002.

Company Response: On October 24, 2005, the Company file Amendment No. 2 to its Form 10-KSB for the year ended December 31, 2004. Amendment No. 2 contains Item 7 in its entirety.

        2.     SEC Comment: We note that you have not furnished the exhibit 31 and 32 certifications in your Form 10-KSB/A. Exhibit 31 and 32 certifications are a required exhibit for all Form 10-KSB and the Form 10-KSB/A filings. Please refer to Rule 15d-14 of the Securities Exchange Act and Section III.B of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. Accordingly, please amend this Form 10-KSB/A to furnish these exhibits.

Company Response: On October 24, 2005, the Company file Amendment No. 2 to its Form 10-KSB for the year ended December 31, 2004. Amendment No. 2 contains Exhibits 31 and 32, dated October 24, 2005, as required by Rule 15d-14.

Very truly yours,
/s/ Bradley D. Slye
Bradley D. Slye
President